This is the form of material change report required under section 85(1) of the Securities Act.

FORM 51-102F3

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Name and Address of Company

Trans-Orient Petroleum Ltd.
999 Canada Place
World Trade Center, Suite 404
Vancouver, B.C. V6C 3E2

Item 2.	Date of Material Change

On or about October 6, 2006

Item 3.	News Release

October 6, 2006, Vancouver, B.C.

Item 4.	Summary of Material Change

Trans-Orient Announces Board Change

Canadian-based oil and gas explorer, Trans-Orient Petroleum Ltd., (OTCBB: TOPLF) announced today that Mr. Doug Lynes has resigned as a Director of the Company.

Item 5.	Full Description of Material Change

Vancouver, BC, October 6, 2006 – Canadian-based oil and gas explorer, Trans-Orient Petroleum Ltd., (OTCBB: TOPLF) announced today that Mr. Doug Lynes has resigned as a Director of the Company. Mr. Lynes resigned on good terms with the Company, having determined that he could not devote the additional time required as Trans-Orient becomes more active in its operations. The Board would like to thank Mr. Lynes for his contribution to the company during his time as a Director.

Headquartered in Vancouver B.C., Trans-Orient Petroleum Ltd. is reestablishing its direct operations in New Zealand and the Southeast Asia region. The Company intends to do so through the acquisition of select oil and gas opportunities, with a view to creating a company with large resource potential.

Contact:
Dan Brown 604-682-6496
dbrown@iremco.com
www.transorient.com

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

Peter Loretto, President and Chief Executive Officer
(604) 682-6496

Item 9.	Date of Report

October 6, 2006

“Peter Loretto”
Peter Loretto, President/Chief Executive Officer

Place of Declaration: Vancouver, British Columbia